Filed Pursuant to Rule 433

Registration Statement No. 333-219800

April 8, 2020

PRICING TERM SHEET

Dated April 8, 2020

BOOKING HOLDINGS INC.

The information in this pricing term sheet supplements Booking Holdings Inc.’s preliminary prospectus supplement, dated April 8, 2020 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. You should rely on the information contained or incorporated by reference in the Preliminary Prospectus Supplement, as supplemented by this final pricing term sheet, in making an investment decision with respect to the Notes. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Booking Holdings Inc. (the “Company”)

Trade Date:	April 8, 2020.

Settlement Date:	April 13, 2020 (T+2).

Ratings*	Moody's: A3; S&P: A-

Format:	SEC Registered.

Notes:	$1,000,000,000 4.100% Senior Notes due 2025 (the “2025 Notes”).
$750,000,000 4.500% Senior Notes due 2027 (the “2027 Notes”).
$1,500,000,000 4.625% Senior Notes due 2030 (the “2030 Notes” and collectively, the “Notes”).

Principal Amount:	$1,000,000,000 for the 2025 Notes.
$750,000,000 for the 2027 Notes.
$1,500,000,000 for the 2030 Notes.

Maturity Date:	April 13, 2025 for the 2025 Notes.
April 13, 2027 for the 2027 Notes.
April 13, 2030 for the 2030 Notes.

Benchmark Treasury:	2025 Notes: 0.500% UST due March 31, 2025.
2027 Notes: 0.625% UST due March 31, 2027.
2030 Notes: 1.500% UST due February 15, 2030.

Benchmark Treasury Price / Yield:	2025 Notes: 100-03 1/4/0.479%.
2027 Notes: 99-24/0.662%.
2030 Notes: 106-29/0.771%.

Spread to Benchmark Treasury:	2025 Notes: +362.5 basis points.
2027 Notes: +387.5 basis points.
2030 Notes: +387.5 basis points.

Yield to Maturity:	2025 Notes: 4.104%.
2027 Notes: 4.537%.
2030 Notes: 4.646%.

Initial Public Offering Price:	99.982% of principal amount for the 2025 Notes.
99.780% of principal amount for the 2027 Notes.
99.834% of principal amount for the 2030 Notes.

Gross Proceeds:	2025 Notes: $999,820,000.
2027 Notes: $748,350,000.
2030 Notes: $1,497,510,000.

Net Proceeds to Issuer (before expenses):	2025 Notes: $996,320,000.
2027 Notes: $745,350,000.
2030 Notes: $1,490,760,000.

Interest Payment Dates:	April 13 and October 13.

First Interest Payment Date:	October 13, 2020.

Record Dates:	April 1 and October 1.

Optional Redemption:

2025 Notes: Redeemable in whole or in part prior to March 13, 2025 (the “2025 Notes Par Call Date”), at the greater of: (1) 100% of the principal amount of the 2025 Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2025 Notes to be redeemed that would be due if such 2025 Notes matured on the 2025 Notes Par Call Date, not including any portion of the payments of interest accrued to the date of redemption, discounted to such redemption date on a semi- annual basis at the Adjusted Treasury Rate, plus 50 basis points; plus, in the case of each of (1) and (2), accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

Redeemable in whole or in part on or after the 2025 Notes Par Call Date at 100% of the principal amount of the 2025 Notes, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

2027 Notes: Redeemable in whole or in part prior to February 13, 2027 (the “2027 Notes Par Call Date”), at the greater of: (1) 100% of the principal amount of the 2027 Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2027 Notes to be redeemed that would be due if such 2027 Notes matured on the 2027 Notes Par Call Date, not including any portion of the payments of interest accrued to the date of redemption, discounted to such redemption date on a semi-annual basis at the Adjusted Treasury Rate, plus 50 basis points; plus, in the case of each of (1) and (2), accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

Redeemable in whole or in part on or after the 2027 Notes Par Call Date at 100% of the principal amount of the 2027 Notes, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

2030 Notes: Redeemable in whole or in part prior to January 13, 2030 (the “2030 Notes Par Call Date”), at the greater of: (1) 100% of the principal amount of the 2030 Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2030 Notes to be redeemed that would be due if such 2030 Notes matured on the 2030 Notes Par Call Date, not including any portion of the payments of interest accrued to the date of redemption, discounted to such redemption date on a semi-annual basis at the Adjusted Treasury Rate, plus 50 basis points; plus, in the case of each of (1) and (2), accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

Redeemable in whole or in part on or after the 2030 Notes Par Call Date at 100% of the principal amount of the 2030 Notes, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

Concurrent Private Offering

Concurrently with this offering, the Company is also offering $750,000,000 aggregate principal amount of 0.75% convertible senior notes due 2025 (the “convertible notes”), in a private offering pursuant to Rule 144A under the Securities Act of 1933, as amended, (the “Concurrent Private Offering”). The Company has granted the initial purchasers in the Concurrent Private Offering an option to purchase, for settlement within a period of 13 days from, and including, the date convertible notes are first issued, up to an additional $112,500,000 aggregate principal amount of convertible notes. The closing of this offering of the Notes is not conditioned upon the closing of the Concurrent Private Offering, and the closing of the Concurrent Private Offering is not conditioned upon the closing of this offering of the Notes. No assurance can be made that the Concurrent Private Offering will be consummated on its proposed terms or at all. The convertible notes are only being offered pursuant to a separate confidential offering memorandum and nothing contained herein shall constitute an offer to sell or the solicitation of an offer to buy the convertible notes.

CUSIP Number:	2025 Notes: 09857L AP3
2027 Notes: 09857L AQ1
2030 Notes: 09857L AR9

ISIN Number:	2025 Notes: US09857LAP31
2027 Notes: US09857LAQ14
2030 Notes: US09857LAR96

Joint Book-Running Managers:	BofA Securities, Inc.
Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Co-Managers:	HSBC Securities (USA) Inc.
ICBC Standard Bank Plc Mizuho Securities USA LLC
Standard Chartered Bank

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. A copy of the Preliminary Prospectus Supplement for the offering can be obtained by calling BofA Securities, Inc., Toll-free: 1-800-294-1322, Deutsche Bank Securities Inc. at 1-800-503-4611, Goldman Sachs & Co. LLC, toll- free at 1-866-471-2526 or J.P. Morgan Securities LLC, collect at 1-212-834-4533.

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